Exhibit 99

January 3, 2025

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Disclosure

We wish to inform you that the RBI vide its letters dated January 3, 2025, has given its approval to HDFC Bank Limited (being promoter / sponsor of its group entities viz HDFC Mutual Fund, HDFC Life Insurance Company Limited, HDFC ERGO General Insurance Company Limited, HDFC Pension Fund Management Limited and others) to acquire “aggregate holding” of up to 9.50% of the share capital or voting rights in the following banks:

1.	Kotak Mahindra Bank Limited

2.	AU Small Finance Bank Limited

3.	Capital Small Finance Bank Limited

We further wish to inform you that the said approval is valid for a period of one year from the date of RBI’s letter, i.e., till January 2, 2026. Further HDFC Bank needs to ensure that the “aggregate holding” by its group entities in the above-mentioned banks does not exceed 9.50% of the paid-up share capital or voting rights of the respective banks, at all times.

Kindly note that as per the Reserve Bank of India (Acquisition and Holding of Shares or Voting Rights in Banking Companies) Directions, 2023 (“RBI Directions”), ‘aggregate holding’ includes shareholding by the Bank, entities under the same management/ control, mutual funds, trustees, promoter group entities, etc. In view of the same, whilst HDFC Bank does not intend to invest in these banks, since the “aggregate holding” of HDFC Bank group entities is likely to exceed the prescribed limit of 5%, an application seeking approval of RBI for increase in investment limits was made. Further, since the RBI Directions is applicable to HDFC Bank, the Bank had made the application to RBI on behalf of the Group, on September 20, 2024.

Please also note that the above investments by HDFC Bank group entities are in the normal course of business of the respective group entities.

We request you to bring the above to the notice of all concerned.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary & Head – Group Oversight